UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



08027391

SEC FILE NUMBER
8- 53108

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 AND ENDING December 31, 2007
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Martinez-Ayme Financial Group, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

10300 S.W. 72nd Street, Suite 380
(No. and Street)

Miami   Florida   33173
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Fred Ayme   (305) 271-3232
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roth, Joans, Mittelberg & Hartney, CPA's, P.A.
(Name – *if individual, state last, first, middle name*)

8370 West Flagler Street, Suite 125, Miami   Florida   33144
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Fred Ayme_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Martinez-Ayme Financial Group, Inc._____, as of __December 31_____, 20 _07_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

COMPLIANCE OFFICER
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [N/A] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARTINEZ-AYME FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2007

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

A S S E T S

CURRENT ASSETS

Cash in Banks	$ 5,046	
Trading and Investment Securities Owned, All Marketable at Quoted Market, Original Cost - $56,197	28,980	
Accounts Receivable, No Reserve Required	185,259	
Prepaid Expenses and Other Assets	15,514	
Total Current Assets		$ 234,799

OTHER ASSETS

Lease Security Deposit	$ 5,780	
Property and Equipment, at Cost, Net of Accumulated Depreciation of $21,253	-	
Total Other Assets		5,780
TOTAL ASSETS		$ 240,579

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Liabilities Subordinated to Claims of General Creditors $ 50,000
Accounts Payable -
   Due to Correspondent Broker   89,645
   Others   11,079
Accrued Salaries, Commissions, and Other
   Expenses   8,075

     Total Current Liabilities $ 158,799

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
  Common Stock - $1 Par Value;
   Authorized - 1,000 Shares; Issued -
   963 Shares $ 963
  Additional Paid-In Capital   494,497
  Retained Earnings (Deficit)   (413,680)

     Total Stockholders' Equity   81,780

   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY $ 240,579

Subject to Comments in Attached Letter and Notes to Financial Statements.

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES		$ 516,012
OPERATING EXPENSES		
Salaries, Commissions, and Related Costs	$ 381,110	
Clearance, Quotation, and Communication Costs	123,753	
Occupancy and Other Rentals	53,449	
Taxes, Other than Income Taxes	993	
Other Operating Expenses	64,743	
Total Operating Expenses		624,048
(LOSS) FROM OPERATIONS		$ (108,036)
INTEREST EXPENSE		131
(LOSS) BEFORE INCOME TAXES		$ (108,167)
FEDERAL AND STATE INCOME TAX (PROVISION)		-
NET (LOSS)		$ (108,167)

Subject to Comments in Attached Letter and Notes to Financial Statements.

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount			
Balance - January 1, 2007	963	$ 963	$ 489,497	$ (305,513)	$ 184,947
Contribution of Capital	-	-	5,000	-	5,000
Net (Loss) for the Period	-	-	-	(108,167)	(108,167)
Balance - December 31, 2007	963	$ 963	$ 494,497	$ (413,680)	$ 81,780

Subject to Comments in Attached Letter and Notes to Financial Statements.

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

OPERATING ACTIVITIES

Net (Loss)	$ (108,167)	
Adjustments to Reconcile Net Income to Net		
Cash Used in Operating Activities:		
Increase in Unrealized Loss on Trading		
and Investment Securities	21,777	
Changes in Operating Assets and Liabilities:		
(Increase) in Accounts Receivable	(35,223)	
(Increase) in Trading and Investment Securities Owned at Cost	(791)	
Decrease in Restricted Securities	61,953	
(Increase) in Prepaid Expenses and Other Assets	(2,452)	
Increase in Due to Correspondent Broker	34,239	
(Decrease) in Accounts Payable and Accrued		
Expenses	(2,851)	
NET CASH (USED IN) OPERATING ACTIVITIES		$ (31,515)
FINANCING ACTIVITIES		
Contribution of Capital From Shareholders	$ 5,000	
NET CASH PROVIDED BY FINANCING ACTIVITIES		5,000
(DECREASE) IN CASH		$ (26,515)
CASH AT BEGINNING OF YEAR		31,561
CASH AT END OF YEAR		$ 5,046

SUPPLEMENTAL CASH FLOW DISCLOSURES

Interest Paid		$ 131
Income Taxes Paid		$ -

Subject to Comments in Attached Letter and Notes to Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Organization and Business - The Company was incorporated under the laws of the State of Florida on December 14, 1999, for the purpose of selling investment products and securities and other services related to investment advisement, money management, or other business services.

Customers, Broker-Dealers, Trading Inventory and Investment Balances - The Company is a registered broker-dealer and maintains its accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker which carries all customer and company accounts and maintains physical custody of customer and company securities.

All trading, investment and restricted securities are valued at quoted market price and unrealized gains and losses are included in revenues from firm trading.

Property, Equipment, and Related Depreciation - Depreciation of property and equipment is provided by the straight-line method of depreciation at a rate calculated to amortize the cost of the assets over their estimated useful lives. The lives used in computing depreciation is as follows:

	Years
Furniture and Equipment	5

The costs of maintenance and repairs of property and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized in the property accounts. When properties are replaced, retired, or otherwise disposed of, the cost of such properties and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES   (CONTINUED)

Income Taxes - For income tax purposes, the Company maintains its accounts using the accrual method of accounting. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2007, the Company's "Net Capital" was more than its mimimum requirement, but less then one hundred twenty percent (120%) of its minimum requirement.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company entered into an amended lease agreement commencing April 1, 2007 for its office space in Miami, Florida. This amended lease expires on March 31, 2008. Monthly payments under this lease are $4,302, including applicable sales tax.

Minimum rentals under this lease are as follows:

Year Ended December 31

2008	$ 12,906

Certain quotation equipment is being provided by agreements which can be terminated by either party with 60 days notice.

NOTE 4 - REVENUES

A breakdown of the Revenues earned for the year ended December 31, 2007
is as follows:

Commissions and Fees	$ 482,121
Firm Trading	(1,109)
Other	35,000
	$ 516,012

NOTE 5 - ACCOUNTS RECEIVABLE

A breakdown of the Net Accounts Receivable as of December 31, 2007
is as follows:

Due from Correspondent Broker	$ 185,259
Due from Others	-
	$ 185,259

The amount Due From Correspondent Broker includes funds in an escrow account in the
amount of $185,259 which is used to support the trading and underwriting activities of the
Company.

NOTE 6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On November 1, 2002, the Company borrowed $ 50,000 from one of its officers
and stockholders under an approved subordinated loan agreement. This subordinated
loan bears interest at ten (10) percent per annum and was due on November 1, 2005.
On January 18, 2005, the officer and stockholder received permission from the National
Association of Securities Dealers (NASD) to extend the due date of the subordinated
loan until November 1, 2008. In August 2006, the officer and stockholder waived accrued
interest totalling $2,500 and any interest incurred after January 1, 2006.

NOTE 7 - INCOME TAXES

The Company files Federal and Florida corporate income tax returns. The Company's effective rate differs from the statutory Federal rate primarily as a result of the valuation allowance described below and State income taxes.

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and financial reporting purposes and net operating losses available to offset future taxable income.

Deferred tax assets:		
Net operating losses	$	80,000
Timing differences		-
	$	80,000
Less: Valuation allowance		(80,000)
	$	-

At December 31, 2007, the Company recorded a full valuation allowance for the deferred tax assets as the Company's ability to realize these benefits is not "more likely than not". Accordingly, no deferred tax assets are reported in the accompanying statement of financial position at December 31, 2007. The Company has available at December 31, 2007, approximately $ 235,000 of unused operating loss carryforwards that may be applied against future taxable income and will expire in years through 2026.

MARTINEZ-AYME FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007

NET CAPITAL

Total Stockholders' Equity		$	81,780
Add: Liabilities Subordinated to Claims of General Creditors			50,000
Total Capital and Allowable Subordinated Loans		$	131,780
Less: Non-Allowable Assets and Other Deductions:			
1. Prepaid Expenses and Other Assets	$ 15,514		
2. Lease Security Deposit	5,780		21,294
Net Capital Before Haircuts on Security Positions		$	110,486
Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f), including Blockage:			
1. Trading and Investment Securities:			
a. Exempted Securities	$ -		
b. Debt Securities	-		
c. Other Securities	4,347		
d. Undue Concentration	-		4,347
Net Capital		$	106,139

NOTE - There are no significant differences in the computation of adjusted net capital between the unaudited broker-dealer focus report and the audited annual report.

MARTINEZ-AYME FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006

AGGREGATE INDEBTEDNESS
Items Included in Statement of Financial Condition:

Accounts Payable	$ 100,724	
Accrued Salaries, Commissions, and Other Expenses	8,075	
Total Aggregate Indebtedness		$ 108,799

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)	$ 7,254
Minimum Net Capital Requirement	$ 100,000
Excess Net Capital (Net Capital Less Net Capital Required)	$ 6,139
Excess Net Capital at 1,000 Percent (Net Capital Less 10% of Aggregate Indebtedness)	$ 95,259
Percentage of Aggregate Indebtedness to Net Capital	102.51%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT
Non-Applicable

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2007

Balance, Beginning of Year	$	50,000
Additions		-
Decreases		-
Balance, End of Year	$	50,000

MARTINEZ-AYME FINANCIAL GROUP, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. The clearing firm is Emmett A. Larkin Company, Inc.

ROBERT ROTH, CPA

PETER F. JONAS, CPA

RICKEY I. MITTELBERG, CPA

JOHN C. HARTNEY, CPA

ROBERT N. PERLESS, CPA
RETIRED

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Martinez-Ayme Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules
of Martinez-Ayme Financial Group, Inc. (the Company), as of and for the year ended December
31, 2007, in accordance with auditing standards generally accepted in the United States of
America, we considered the Company's internal control over financial reporting as a basis for
designing our auditing procedures for the purpose of expressing our opinion on the financial
statements but not for the purpose of expressing an opinion on the effectiveness of the Company's
internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's
internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we
have made a study of the practices and procedures followed by the Company including
consideration of control activities for safeguarding securities. This study included tests
of such practices and procedures that we considered relevant to the objectives stated in
rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate
debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the
exemptive provisions of rule 15c3-3. Because the Company does not carry securities
accounts for customers or perform custodial functions relating to customer securities, we
did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and
   comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under
   Section 8 of Federal Reserve Regulation T of the Board of Governors of
   the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with United States generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Martinez-Ayme Financial Group, Inc.
Page Three

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

February 19, 2008

ROBERT ROTH, CPA

PETER F. JONAS, CPA

RICKEY I. MITTELBERG, CPA

JOHN C. HARTNEY, CPA

ROBERT N. PERLESS, CPA
RETIRED

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

February 19, 2008

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Martinez-Ayme Financial Group, Inc.

We have audited the accompanying statement of financial condition of Martinez-Ayme
Financial Group, Inc. as of December 31, 2007, and the related statement of operations,
stockholders' equity, and cash flows for the year then ended that you are filing pursuant
to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements
are the responsibility of the Company's management. Our responsibility is to express an
opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing
standards. Those standards require that we plan and perform the audit to obtain reasonable
assurance about whether the financial statements are free of material misstatement. An
audit includes consideration of internal control over financial reporting as a basis for designing
audit procedures that are appropriate in the circumstances, but not for the purpose of
expressing an opinion on the effectiveness of the Company's internal control over financial
reporting. Accordingly, we express no such opinion. An audit includes examining, on a
test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates
made by management, as well as evaluating the overall financial statement presentation.
We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material
respects, the financial position of Martinez-Ayme Financial Group, Inc. as of
December 31, 2007 and the results of its operations and its cash flows for the year then
ended, in conformity with United States generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial
statements taken as a whole. The information contained in Schedules 1, 2 and 3 is
presented for purposes of additional analysis and is not a required part of the basic financial
statements, but is supplementary information required by rule 17a-5 under the Securities
Exchange Act of 1934. Such information has been subjected to the auditing procedures
applied in the audit of the basic financial statements and, in our opinion, is fairly stated
in all material respects in relation to the basic financial statements taken as a whole.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

END

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • 305.554.1560 • 305.553.0115 Fax